UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

CONTACT:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

FOR IMMEDIATE RELEASE

TARO RECEIVES FDA APPROVAL FOR CETIRIZINE HYDROCHLORIDE
ORAL SOLUTION, 1 MG/ML (SUGAR FREE BUBBLE GUM FLAVOR)
Generic Equivalent of Children’s Zyrtec® Syrup, 5mg/5mL

Hawthorne, NY, May 23, 2011– Taro Pharmaceutical Industries Ltd. (“Taro,” Pink Sheets: TAROF) reported today that it has received approval from the U.S. Food and Drug Administration (“FDA”) for its Abbreviated New Drug Application for Cetirizine Hydrochloride Oral Solution, 1 mg/mL (Sugar Free Bubble Gum) (“Cetirizine Oral Solution”).

Taro’s Cetirizine Oral Solution is an over-the-counter antihistamine used for the relief of sneezing, runny nose, itchy, watery eyes and itchy throat or nose due to indoor and outdoor allergies and for the relief of itching due to hives and is bioequivalent to Children’s Zyrtec® Syrup, 5mg/5mL of McNeil Consumer Healthcare.

Zyrtec® is a registered trademark of Johnson & Johnson Corporation.

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Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 23, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ James Kedrowski
        Name:  James Kedrowski
        Title:    Interim Chief Executive Officer and Director